ChinaNet Online Holdings, Inc.

No. 3 Min Zhuang Road, Building 6

Yu Quan Hui Gu Tuspark, Haidian District

Beijing, PRC 100195

October 26, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	ChinaNet Online Holdings, Inc.

Registration Statement on Form S-3

Registration No. 333-207466

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ChinaNet Online Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective on October 29, 2015, at 1:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Lawrence Venick of Loeb & Loeb LLP at (310) 728-5129.

Sincerely,

CHINANET ONLINE HOLDINGS, INC.

/s/ Handong Cheng
By: Handong Cheng Title: Chief Executive Officer